UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

New Leaf Brands, Inc.

(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

073260408 until October 2009, currently 646390104

(CUSIP Number)

Neil I. Jacobs, Esq.
355 Lexington Avenue, 6th Floor
New York, NY 10017
(212)	233-1480

(Name, address and telephone number of Person
Authorized to Receive Notices and Communications)

May 4, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box o Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 646390104

1	NAME OF REPORTING PERSON
	S.	S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Orrie	Lee Tawes III 213 50 0374
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	o
(b)	þ

3	SEC USE ONLY
4	SOURCE OF FUNDS

PF
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	o

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	US
		7	SOLE VOTING POWER

NUMBER OF			30,814,619
SHARES		8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY			0
EACH		9	SOLE DISPOSITIVE POWER
REPORTING
PERSON			30,814,619
WITH		10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,814,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	o

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9%
14	TYPE OF REPORTING PERSON
IN

     This Schedule 13D relates to the Common Stock, $.001 par value per Share (the "Common Stock”) of New Leaf Brands, Inc., a Nevada corporation (the "Issuer") and to certain common stock purchase warrants, convertible preferred stock and other convertible instruments of the Issuer (collectively, the “Securities”). The address of the principal executive offices of the Issuer is One DeWolf Rd., Suite 208, Old Tappan NJ 07675.

Item 2. Identity and Background

     (a) – (c). This statement is filed by an individual, Orrie Lee Tawes III, whose principal place of business is at 100 Wall Street, New York NY 10005. Mr. Tawes is an investment banker with Northeast Securities, Inc. which is located at such address.

     (d)- (f). Mr. Tawes, who is a U.S. citizen, has not, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The source of funds used for the purchase of the Issuer's Securities was the personal funds of Mr. Tawes. The aggregate funds used by Mr. Tawes to make the purchases were approximately $4,839,954.

Item 4. Purpose of Transaction

     Mr. Tawes has acquired the Issuer's Securities for investment purposes, and such purchases have been made in Mr. Tawes’ ordinary course of business. Mr. Tawes has been a director of the Issuer since March 2001.

     In pursuing such investment purposes, Mr. Tawes may further purchase, hold, vote, trade, dispose or otherwise deal in the Securities at times, and in such manner, as he deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, Mr. Tawes routinely monitors the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, his personal liquidity requirements and other investment considerations. Consistent with his investment research methods and evaluation criteria, Mr. Tawes may discuss such matters with management or other directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, Mr. Tawes' modifying his ownership of Securities, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

     Mr. Tawes reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Securities or dispose of all or part of the Securities beneficially owned by him, in the public market or privately negotiated transactions. Mr. Tawes may at any time reconsider and change his planor proposals relating to the foregoing.

     (a) and (b). As of the date hereof, Mr. Tawes beneficially owns 30, 814,619 shares of Common Stock of the Issuer. Mr. Tawes first acquired shares of the Issuer’s Common Stock prior to December 31, 2003 and has been acquiring additional Securities of the Issuer since then. Mr. Tawes’ ownership of the Issuer’s Common Stock passed the threshold of 5% of the then-outstanding common stock on or about May 4, 2004. Due to a procedural oversight, Mr. Tawes did not file a Schedule 13D in May 2004 at the time it was initially due. Pursuant to the Commission’s response to Question 104.03 of the Compliance and Disclosure Interpretation for Schedule 13D, Mr. Tawes is filing his initial Schedule 13D together with all amendments thereto in this single filing. Mr. Tawes explicitly disclaims beneficial ownership of an aggregate of 219,072 shares of Common Stock owned by Mr. Tawes’ wife, Marsha S. Russell. The dates and amounts of Mr. Tawes’ acquisitions and divestitures, as well as changes in the Issuer's outstanding Common Stock which changed Mr. Tawes' percentage ownership by more than 1% of the then outstanding Common Stock, are set forth in the following table:

DATE	Change In OLT Shares	Total OLT Shares	Total NLEF SHARES OUTSTANDING	OLT Pct Of Oship
12/31/03 (1)		93,750	1,638,412	5.7%
5/18/2004 (2)	86,250	180,000	1,765,912	5.0%
2/4/2005 (3)	15,000	195,000	1,782,162	9.2%
12/16/2005 (4)	697,241	892,241	1,584,364	42.4%
12/27/2005	-	892,241	2,059,364	34.6%
1/10/2006 (5)	(30,018)	862,224	2,084,364	33.2%
7/20/2006(6)	15,481	877,704	2,119,364	33.1%
12/13/2006 (6)	6,192	883,897	2,133,364	33.0%
3/15/2007	-	883,897	3,304,364	23.1%
3/23/2007	-	883,897	3,554,364	21.7%
3/30/2007 (7)	1,101,000	1,984,897	4,654,364	31.6%
4/5/2007	-	1,984,897	4,735,616	30.6%
5/1/2007 (8)	1,273,253	3,258,150	6,578,863	41.7%
1/22/2008	-	3,258,150	6,758,668	40.8%
2/8/2008 (9)	100,000	3,358,150	6,758,668	41.5%
4/4/2008 (10)	78,125	3,436,275	6,758,668	42.1%
7/14/2008 (11)	312,500	3,748,775	6,844,610	43.7%
8/5/2008	-	3,748,775	6,869,610	42.9%
9/5/2008 (12)	150,000	3,898,775	6,894,610	44.5%
9/9/2008	-	3,898,775	8,339,054	38.2%
2/5/2009 (12)	175,000	4,073,775	8,449,020	38.8%
3/26/2009 (12)	175,000	4,248,775	8,474,020	39.7%
4/9/2009	-	4,248,775	8,509,020	39.6%
8/10/2009	-	4,248,775	8,844,020	38.4%
8/18/2009	-	4,248,775	9,154,020	37.3%
8/31/2009	-	4,248,775	60,079,476	6.8%
10/21/2009 (13)	94,309	4,343,084	60,129,476	7.2%
11/19/2009 (14)	10,993,520	15,336,604	60,176,976	25.3%
12/15/2009 (15)	(1,016,083)	14,320,521	60,860,476	23.4%
12/17/2009 (5)	(124,987)	14,195,534	63,045,445	22.4%
1/1/2010 (16)	(350,000)	13,845,534	63,190,327	21.9%
2/24/2010	-	13,845,534	66,358,035	20.9%
6/8/2010	-	13,845,534	69,801,452	19.8%
6/24/2010	-	13,845,534	74,301,452	18.6%
9/30/2010 (17)	272,727	14,118,261	75,055,038	18.7%
1/21/2011 (18)	9,796,498	23,914,759	77,138,902	27.4%
4/29/2011 (19)	3,886,935	27,801,694	143,229,125	18.7%
9/30/2011 (20)	3,012,925	30,814,619	147,511,030	19.9%

SCHEDULE 13D

CUSIP NO. 646390104

(1) Opening balance represents ownership of 83,750 shares of common stock and 10,000 common stock purchase options. (2) Includes issuance of 86,250 common stock purchase warrants on such date.

(3) Includes issuance of 15,000 common stock purchase warrants on such date.

(4) Reflects purchase on such date of 187,500 shares of common stock, 122,724 common stock purchase warrants and convertible preferred stock convertible into 387,018 shares of common stock for aggregate purchase price of $344,711.

(5) Balancing adjustment – disposition (if any) of shares unknown.

(6) Represents dividend on Preferred Series H shares issued in common stock.

(7) Purchase of convertible Preferred Series I shares convertible into 1,101,000 shares of common stock and issuance of common stock purchase warrants to purchase an aggregate of 475,000 shares of common stock.

(8) Represents conversion of Preferred Series F shares into 608,500 shares common stock, conversion of Preferred Series H shares into 387,018 shares of common stock and dividend on Preferred Series H paid in 4,128 shares of common stock.

(9)Reflects issuance of 100,000 common stock purchase warrants in connection with company debt issuance. (10) Reflects issuance of 78,125 common stock purchase warrants in connection with company debt issuance. (11) Reflects issuance of 312,500 common stock purchase warrants in connection with company debt issuance. (12) Reflects issuance of common stock purchase warrants in connection with company debt issuance.

(13) Reflects net change in position resulting from exercise of existing common stock purchase warrants, payment of accrued dividends with 236,434 shares of common stock, and conversion of Preferred Series I into 1,722,223 shares of common stock.

(14) Represents conversion of company notes payable into 9,623,728 shares of common stock, and exercise of warrants to purchase 1,369,792 shares of common stock.

(15) Represents disposition without consideration of common stock to employees at Northeast Securities, Inc.

(16) Represents disposition without consideration of common stock purchase warrants to employees at Northeast Securities, Inc. (17) Represents issuance of common stock purchase warrants in connection with promissory note issuance.

(18) Represents 90,909 shares of common stock issued as “sweetener” in connection with conversion of promissory notes, issuance of 4,803,922 common stock purchase warrants and the issuance of Preferred Series K shares convertible into 4,901,667 shares of common stock.

(19) Represents conversion of Preferred Series K shares and exercise of warrants issued in connection with same.

(20) Represents conversion of “ordinary” promissory note into promissory note convertible into 2,410,340 shares of common stock and issuance of 602,585 shares of common stock in connection therewith.

     All percentages set forth in this Schedule 13D are based upon the Issuer's reported 143,229,126 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2011.

(c)	In the 60 days prior to this filing, Mr. Tawes has not acquired any Securities in the open market.
(d)	and (e) Not applicable.

SCHEDULE 13D
CUSIP NO. 646390104	Page 6 of 7

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Tawes has no understandings, arrangements, relationships or contracts relating to the Issuer's Securities which are required to be described hereunder.

Item 7. Material to Be Filed as Exhibits

None.

SCHEDULE 13D

CUSIP NO. 646390104

SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Orrie Lee Tawes, III
Dated : October 18, 2011	Orrie Lee Tawes, III